NO ACT

DC
PE
12-21-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08040674

Received SEC

FEB 20 2008

Washington, DC 20549

February 20, 2008

Daniel M. Dunlap
Senior Attorney and Assistant Secretary
Allegheny Energy, Inc.
800 Cabin Hill Drive
Greensburg, PA 15601

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/20/2008

Re: Allegheny Energy, Inc.
Incoming letter dated December 21, 2007

Dear Mr. Dunlap:

This is in response to your letters dated December 21, 2007 and February 8, 2008 concerning the shareholder proposal submitted to Allegheny Energy by James S. Premoshis. We also have received letters on the proponent's behalf dated December 31, 2007 and February 11, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
FEB 28 2008
THOMSON
FINANCIAL

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

RECEIVED

2007 DEC 26 PM 6:12

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

DANIEL M. DUNLAP
Senior Attorney and Assistant Secretary

Allegheny Energy, Inc.

800 Cabin Hill Drive
Greensburg, PA 15601
(724) 838-6188 FAX : (724) 838-6177
ddunlap@alleghenyenergy.com

December 21, 2007

VIA FEDERAL EXPRESS
PRIORITY OVERNIGHT SERIVCE

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Allegheny Energy, Inc. - Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of Allegheny Energy, Inc., a Maryland corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), I am writing to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal (the "Proposal") and the statement in support thereof (the "Supporting Statement") submitted by James S. Premoshis (the "Proponent"), received on November 17, 2007, may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2008 annual meeting of stockholders (the "2008 Meeting"). For the reasons set forth below, the Company intends to exclude the Proposal pursuant to Rule 14a-8(i)(10) because it has been substantially implemented. Therefore, the Company respectfully requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal.

Pursuant to Rule 14a-8(j) under the Exchange Act, I am enclosing six copies of the following:

A. This letter;

B. The Proposal and the Supporting Statement submitted by the Proponent, attached hereto as Exhibit A; and

C. One additional copy of this letter along with a self-addressed return envelope for purposes of returning a file-stamped receipt copy of this letter to the undersigned.

In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent and, at the Proponent's request, to Mr. John Chevedden.

The Proposal

The resolution portion of the Proposal, attached hereto as Exhibit A, reads as follows:

> "Resolved, That the shareholders of Allegheny Energy request that the Compensation Committee of the Board of Directors adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based and the performance criteria adopted by the Board be disclosed to shareowners."

In addition, the Supporting Statement reads, in part:

> "'Performance-based' equity compensation is defined here as:
>
> (a) Indexed stock options, the exercise price of which is linked to an industry index;
> (b) Premium-priced stock options, the exercise price of which is substantially above the market price on the grant date; or
> (c) Performance-vesting options or restricted stock, which vest only when the market price of the stock exceeds a specific target for a substantial period."

Discussion

The Proposal may be excluded under Rule 14a-8(i)(10) because it has been substantially implemented.

The Proposal requests that the Company's Board of Directors adopt a policy that a significant portion of future stock option grants to senior executives be performance-based and that the related performance criteria be disclosed to the Company's stockholders.

On October 4, 2007, the Company's Management Compensation and Development Committee (the "Compensation Committee"), pursuant to its charter, recommended to the Company's Board of Directors (the "Board") that it adopt a policy relating to performance-based equity compensation. Based on this recommendation, the Board adopted the following policy, effective January 1, 2008 (the "Policy"):

> *"A significant portion, in the aggregate, of future equity compensation granted to the Company's executive officers pursuant to the Company's long-term incentive program design shall be "performance-based." The vesting of such performance-based equity awards shall depend on the satisfaction of pre-established performance criteria approved by the Board or Compensation Committee, as applicable, and such criteria shall be disclosed to the Company's stockholders.*
>
> *For purposes of this policy, performance-based equity awards shall include one or more of the following types of grants:*

- *Indexed stock options;*
- *Premium-priced stock options;*
- *Other long-term incentive compensation that is performance-based, such as performance shares, performance units, performance-vesting options or performance-vesting restricted stock."*

The Board adopted the Policy in response to a shareholder proposal that the Proponent submitted in connection with the Company's 2007 annual meeting of stockholders (the "Prior Proposal"). The Prior Proposal contained the identical resolution and, other than one minor word change, the identical Supporting Statement text set forth above. Because language from the Proposal was incorporated into the Policy and the Company was confident that the Board's actions satisfied the Proponent's concerns, the Company sent a letter to the Proponent and Mr. John Chevedden on October 19, 2007, informing them that the Board had adopted the Policy, a copy of which is attached hereto as Exhibit B. Subsequently, the Proponent submitted the Proposal that, as further described above, contains the identical text as the Prior Proposal. The Policy adopted by the Board has appropriately addressed the concerns underlying the Proposal by requiring a significant portion of equity compensation granted to the Company's executive officers to be "performance-based," as contemplated by the Proposal, and by requiring the performance criteria to be disclosed to stockholders.

Rule 14a-8(i)(10) permits exclusion of a stockholder proposal "if the company has already substantially implemented the proposal." According to the Commission, this provision "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *See* SEC Release No. 34-12598 (July 7, 1976). Furthermore, a 1998 Release notes that this paragraph merely reflects the interpretation adopted in SEC Release No. 20091 (August 16, 1983) under former Rule 14a-8(c)(10). Pursuant to the 1983 interpretation, the Staff has stated "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). Consequently, a stockholder proposal does not have to be implemented exactly as proposed; it merely needs to be "substantially implemented." When a company can demonstrate that it already has taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot.

The Staff does not require companies to implement every detail of a proposal to warrant exclusion under Rule 14a-8(i)(10). *See* SEC Release No. 34-20091 (August 16, 1983). Rather, a company need only have appropriately addressed the concerns underlying such a proposal. *See e.g.*, *Masco Corp.* (March 29, 1999) (finding a proposal for adopting certain qualifications for outside directors to be moot when the company had already substantially addressed this issue). *See also*, *Texaco, Inc.* (March 28, 1991) (company's environmental policies and practices rendered the proposal moot despite some differences between the company's policies and practices and the specific request of the proposal).

For these reasons and consistent with the Staff's prior interpretations, the Company believes that the Proposal may be omitted from the Proxy Materials for the 2008 Meeting. Accordingly, the Company respectfully submits that the Proposal may be properly excluded pursuant to Rule 14a-8(i)(10).

Conclusion

For the reasons set forth above, the Company requests that the Staff concur with the Company's view that the Proposal may properly be omitted from the Proxy Materials for the 2008 Meeting.

Please acknowledge receipt of this letter and its attachment by date-stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

If the Staff has any questions or comments regarding the foregoing, please contact me at 724-838-6188.

Sincerely,

Daniel M. Dunlap
Senior Attorney and Assistant Secretary

Enclosures

c: James S. Premoshis
John Chevedden

Exhibit A

[Rule 14a-8 Proposal, November 17, 2007]
3 – Performance Based Stock Options

Resolved, That the shareholders of Allegheny Energy request that the Compensation Committee of the Board of Directors adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based and the performance criteria adopted by the Board be disclosed to shareowners.

"Performance-based" equity compensation is defined here as:

(a) Indexed stock options, the exercise price of which is linked to an industry index;

(b) Premium-priced stock options, the exercise price of which is substantially above the market price on the grant date; or

(c) Performance-vesting options or restricted stock, which vest only when the market price of the stock exceeds a specific target for a substantial period.

This is not intended to unlawfully interfere with existing employment contracts. However, if there is a conflict with any existing employment contract, our Compensation Committee is urged for the good of our company to negotiate revised contracts that are consistent with this proposal.

James Premoshis, 1184 3rd Street, Fayette City, PA 15438 sponsors this proposal.

Many leading investors criticize standard options as inappropriately rewarding mediocre performance. Warren Buffett has characterized standard stock options as "a royalty on the passage of time" and has spoken in favor of indexed options.

In contrast, peer-indexed options reward executives for outperforming their direct competitors and discourage re-pricing. Premium-priced options reward executives who enhance overall shareholder value. Performance-vesting equity grants tie compensation more closely to key measures of shareholder value, such as share appreciation and net operating income, thereby encouraging our executives to set and meet performance targets.

This proposal topic won our 51%-support at our 2006 annual meeting – exceeding our 46%-support in 2006. "Boards should take actions recommended in shareowner proposals that receive a majority of votes cast for and against," according to The Council of Institutional Investors.

As a long-term shareholder, I support pay policies for senior executives that provide challenging performance objectives to motivate executives to achieve long-term shareowner value. A greater reliance on performance-based equity grants is particularly warranted at Allegheny Energy given the critique by The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm. The Corporate Library said Allegheny Energy executive pay is a concern for shareholders because CEO Paul Evanson's total actual compensation was $18 million in 2006 – more than 20% greater than the corresponding median at similarly sized firms.

Meanwhile, Mr. Evanson's other compensation was high at $257,000 and was mostly for personal use of aircraft. This and Mr. Evanson's earlier $6 million cash Golden Hello (unrelated to performance), $1.5 million in stock options and over 2 million stock units raises concerns over the alignment of executive interests with shareholder interests and the connection between company performance and executive pay.

Performance Based Stock Options
Yes on 3

Allegheny Energy

DANIEL M. DUNLAP
Senior Attorney and Assistant Secretary

800 Cabin Hill Drive
Greensburg, PA 15601
(724) 838-6188 FAX: (724) 838-6177
ddunlap@alleghenyenergy.com

October 19, 2007

VIA FEDERAL EXPRESS
PRIORITY OVERNIGHT SERIVCE

Mr. James S. Premoshis
1184 3rd Street
Fayette City, PA 15438

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Re: 2007 Stockholder Proposal Regarding – Performance-Based Compensation

Dear Mr. Premoshis and Mr. Chevedden:

In connection with your 2007 stockholder proposal that was included in Allegheny Energy, Inc.'s most recent proxy statement, I am writing to inform you that, on October 4, 2007, your Company's Compensation Committee recommended to your Board of Directors that it adopt a policy relating to performance-based compensation. Based on this recommendation, your Board adopted a policy, effective January 1, 2008, that a significant portion of future equity compensation granted to the Company's executive officers shall be performance-based and the performance criteria shall be disclosed to the Company's stockholders. Enclosed as Exhibit A is a copy of the entire policy.

We appreciate your interest in our Company. If you have any questions, please feel free to call me at 724-838-6188.

Sincerely,

[signature]

Daniel M. Dunlap

Enclosure

Exhibit A

A significant portion, in the aggregate, of future equity compensation granted to the Company's executive officers pursuant to the Company's long-term incentive program design shall be "performance-based." The vesting of such performance-based equity awards shall depend on the satisfaction of pre-established performance criteria approved by the Board or Compensation Committee, as applicable, and such criteria shall be disclosed to the Company's stockholders.

For purposes of this policy, performance-based equity awards shall include one or more of the following types of grants:

- Indexed stock options;
- Premium-priced stock options;
- Other long-term incentive compensation that is performance-based, such as performance shares, performance units, performance-vesting options or performance-vesting restricted stock.

Allegheny Energy, Inc.

Daniel M. Dunlap
Senior Attorney and Assistant Secretary

800 Cabin Hill Drive
Greensburg, PA 15601
(724) 838-6188 FAX : (724)838-6177
ddunlap@alleghenyenergy.com

December 21, 2007

VIA FEDERAL EXPRESS
PRIORITY OVERNIGHT SERIVCE

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Dear Sir or Madam:

On behalf of Allegheny Energy, Inc., a Maryland corporation (the "Company"), included herein is (i) a no-action request letter and (ii) pursuant to the Staff Bulletin 14C (CF), attached to this cover letter as Exhibit A are copies of correspondence relating to the shareholder proposal submitted by James S. Premoshis (the "Proponent").

Pursuant to Rule 14a-8(j)(2), I am enclosing six copies of this cover letter and Exhibit A. In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent, and, at the Proponent's request, to John Chevedden.

If the Staff has any questions or comments regarding the foregoing, please contact me at 724-838-6188.

Sincerely,

Daniel M. Dunlap

Enclosures

c: James S. Premoshis
John Chevedden

EXHIBIT A

CORRESPONDENCE

es S. Premoshis
184 3rd Street
Fayette City, Pa.15438

Mr. Paul Evanson
Chairman
Allegheny Energy Inc. (AYE)
800 Cabin Hill Drive
Greensburg , Pa. 15601
PH : 724-838-6999
FX : 724-838-6864

Dear Mr. Evanson ,

This rule 14a-8 proposal is respectfully submitted for the next annual shareholders meeting. This proposal is submitted to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including record holder of the required stock value until after the date of the applicable shareholder meeting. (see attached documents) This submitted format, with the shareholder-supplied emphasis, is intended to be used for a definitive proxy publication.

This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310-371-7872
FX: 310-371-7872

2215 Nelson Ave.
Redondo Beach , Ca. 90278

Sincerely,

Date: 1/16/07

James S. Premoshis
Shareholder of Record
Allegheny Energy Inc.
cc:
Daniel Dunlap
Senior Attorney
PH: 724-838-6188
FX: 724-838-6177

[Rule 14a-8 Proposal, November 17, 2007]

3 – Performance Based Stock Options

Resolved, That the shareholders of Allegheny Energy request that the Compensation Committee of the Board of Directors adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based and the performance criteria adopted by the Board be disclosed to shareowners.

"Performance-based" equity compensation is defined here as:

(a) Indexed stock options, the exercise price of which is linked to an industry index;

(b) Premium-priced stock options, the exercise price of which is substantially above the market price on the grant date; or

(c) Performance-vesting options or restricted stock, which vest only when the market price of the stock exceeds a specific target for a substantial period.

This is not intended to unlawfully interfere with existing employment contracts. However, if there is a conflict with any existing employment contract, our Compensation Committee is urged for the good of our company to negotiate revised contracts that are consistent with this proposal.

James Premoshis, 1184 3rd Street, Fayette City, PA 15438 sponsors this proposal.

Many leading investors criticize standard options as inappropriately rewarding mediocre performance. Warren Buffett has characterized standard stock options as "a royalty on the passage of time" and has spoken in favor of indexed options.

In contrast, peer-indexed options reward executives for outperforming their direct competitors and discourage re-pricing. Premium-priced options reward executives who enhance overall shareholder value. Performance-vesting equity grants tie compensation more closely to key measures of shareholder value, such as share appreciation and net operating income, thereby encouraging our executives to set and meet performance targets.

This proposal topic won our 51%-support at our 2006 annual meeting – exceeding our 46%-support in 2006. "Boards should take actions recommended in shareowner proposals that receive a majority of votes cast for and against," according to The Council of Institutional Investors.

As a long-term shareholder, I support pay policies for senior executives that provide challenging performance objectives to motivate executives to achieve long-term shareowner value. A greater reliance on performance-based equity grants is particularly warranted at Allegheny Energy given the critique by The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm. The Corporate Library said Allegheny Energy executive pay is a concern for shareholders because CEO Paul Evanson's total actual compensation was $18 million in 2006 – more than 20% greater than the corresponding median at similarly sized firms.

Meanwhile, Mr. Evanson's other compensation was high at $257,000 and was mostly for personal use of aircraft. This and Mr. Evanson's earlier $6 million cash Golden Hello (unrelated to performance), $1.5 million in stock options and over 2 million stock units raises concerns over the alignment of executive interests with shareholder interests and the connection between company performance and executive pay.

Performance Based Stock Options
Yes on 3

Allegheny Energy

DANIEL M. DUNLAP
Senior Attorney and Assistant Secretary

800 Cabin Hill Drive
Greensburg, PA 15601
(724) 838-6188 FAX: (724) 838-6177
ddunlap@alleghenyenergy.com

November 29, 2007

VIA FEDERAL EXPRESS
PRIORITY OVERNIGHT SERIVCE

Mr. James S. Premoshis
1184 3rd Street
Fayette City, PA 15438

Mr. John Chevedden
2215 Nelson Avenue
Redondo Beach, CA 90278

Dear Mr. Premoshis and Mr. Chevedden:

We received your faxed letter dated November 17, 2007 (copy enclosed) submitting a shareholder proposal for the 2008 Proxy Statement of Allegheny Energy, Inc. (the "Company").

Securities and Exchange Commission rules and regulations, including 14a-8, govern the proxy process and shareholder proposals. For your reference, I am enclosing a copy of Rule 14a-8 with this letter.

Your proposal does not satisfy the requirements of Rule 14a-8. Based on the records of our transfer agent, Mellon Investor Services LLC, you are not a record holder of shares of Allegheny Energy, Inc. stock. We expect that you, like many shareholders, may own your shares in "street name" through a record holder such as a broker or bank. In that case, Rule 14a-8b(1) states that "[i]n order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the [C]ompany's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting." In this case and consistent with Rule 14a-8b(2), you must prove your eligibility by submitting either:

- a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time you submitted the proposal, you continuously held the securities for at least one year; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins and your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement.

If you mail a response to the address above, it must be postmarked no later than 14 days from the date you receive this letter. If you wish to submit your response electronically, you must submit it to the e-mail address or fax number above, within 14 days of your receipt of this letter.

The Company may exclude your proposal if you do not meet the requirements set forth in the enclosed rules. However, if on a timely basis you prove your eligibility, we will review the proposal on its merits and take appropriate action. As discussed in the rules, we may still seek to exclude your proposal on substantive grounds, even if you cure the eligibility and procedural defects.

I look forward to your response to this letter. I can be reached by U.S. mail at the address above, by email at ddunlap@alleghenyenergy.com or by telephone at 724-838-6188.

Sincerely,

Daniel M. Dunlap

Enclosures

James S. Premoshis
1184 3rd Street
Fayette City, Pa.15438

Mr. Paul Evanson
Chairman
Allegheny Energy Inc. (AYE)
800 Cabin Hill Drive
Greensburg , Pa. 15601
PH : 724-838-6999
FX : 724-838-6864

Dear Mr. Evanson ,

This rule 14a-8 proposal is respectfully submitted for the next annual shareholders meeting. This proposal is submitted to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including record holder of the required stock value until after the date of the applicable shareholder meeting. (see attached documents) This submitted format, with the shareholder-supplied emphasis, is intended to be used for a definitive proxy publication.

This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310-371-7872
FX: 310-371-7872

2215 Nelson Ave.
Redondo Beach , Ca. 90278

Sincerely,

Date: 11/6/07

James S. Premoshis
Shareholder of Record
Allegheny Energy Inc.
cc:
Daniel Dunlap
Senior Attorney
PH: 724-838-6188
FX: 724-838-6177

[Rule 14a-8 Proposal, November 17, 2007]
3 – Performance Based Stock Options

Resolved, That the shareholders of Allegheny Energy request that the Compensation Committee of the Board of Directors adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based and the performance criteria adopted by the Board be disclosed to shareowners.

"Performance-based" equity compensation is defined here as:

(a) Indexed stock options, the exercise price of which is linked to an industry index;
(b) Premium-priced stock options, the exercise price of which is substantially above the market price on the grant date; or
(c) Performance-vesting options or restricted stock, which vest only when the market price of the stock exceeds a specific target for a substantial period.

This is not intended to unlawfully interfere with existing employment contracts. However, if there is a conflict with any existing employment contract, our Compensation Committee is urged for the good of our company to negotiate revised contracts that are consistent with this proposal.

James Premoshis, 1184 3rd Street, Fayette City, PA 15438 sponsors this proposal.

Many leading investors criticize standard options as inappropriately rewarding mediocre performance. Warren Buffett has characterized standard stock options as "a royalty on the passage of time" and has spoken in favor of indexed options.

In contrast, peer-indexed options reward executives for outperforming their direct competitors and discourage re-pricing. Premium-priced options reward executives who enhance overall shareholder value. Performance-vesting equity grants tie compensation more closely to key measures of shareholder value, such as share appreciation and net operating income, thereby encouraging our executives to set and meet performance targets.

This proposal topic won our 51%-support at our 2006 annual meeting – exceeding our 46%-support in 2006. "Boards should take actions recommended in shareowner proposals that receive a majority of votes cast for and against," according to The Council of Institutional Investors.

As a long-term shareholder, I support pay policies for senior executives that provide challenging performance objectives to motivate executives to achieve long-term shareowner value. A greater reliance on performance-based equity grants is particularly warranted at Allegheny Energy given the critique by The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm. The Corporate Library said Allegheny Energy executive pay is a concern for shareholders because CEO Paul Evanson's total actual compensation was $18 million in 2006 – more than 20% greater than the corresponding median at similarly sized firms.

Meanwhile, Mr. Evanson's other compensation was high at $257,000 and was mostly for personal use of aircraft. This and Mr. Evanson's earlier $6 million cash Golden Hello (unrelated to performance), $1.5 million in stock options and over 2 million stock units raises concerns over the alignment of executive interests with shareholder interests and the connection between company performance and executive pay.

Performance Based Stock Options
Yes on 3

§ 240.14a-8 Shareholder proposals.

top

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will have to provide the company with a written statement that you intend to continue to hold the urities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one posal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline i e of the company's quarterly reports on Form 10–Q (§249.308a of this chapter) or 10–QSB (§ 9.308b of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph(i)(1): Depending on the subject matter, some proposals are not considered oper under state law if they would be binding on the company if approved by shareholders. (our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

e to paragraph(i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own osals to be submitted to shareholders at the same meeting;

Note to paragraph(i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

Question 10: What procedures must the company follow if it intends to exclude my proposal? (1) If the npany intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007]

Daniel Dunlap
Senior Attorney
Allegheny Energy

Dan,

Attached is proof of ownership for my submitted proposal. If there is any other problems please let me know.

Sincerely,

James S. Premoshis
Shareholder of Record

Cc John Chevedden

James S Premoshis Retirement Account Summary December 30, 2006 to March 31, 2007

ABOUT YOUR RETIREMENT PLAN

Saving As Much As You Can
When it comes to successfully planning for retirement, it's about saving as much as you can. Financial planners recommend saving at least 15% to 20% of your income for retirement. If that amount is overwhelming, start with a smaller percentage and increase it by 1% or 2% each year. Raise your contribution percentage when you get a raise in pay, and you can get even closer to the recommended saving rate. Every year is a year closer to your retirement, do something for yourself that can have a real impact on your future: Save as much as possible in your plan account - starting NOW.

INVESTMENT ACTIVITY

Investment	Beginning Balance	Money In/ Money Out	Gain/Loss	Ending Balance	Future Allocation Pre-tax	Future Allocation After-tax
Stocks						
Allianz NFJ Dividend Value	[redacted]	[redacted]	[redacted]	[redacted]	25%	0%
Boston Co Intl Core Equity	[redacted]	[redacted]	[redacted]	[redacted]	25%	0%
Boston Co Small Cap Value	[redacted]	[redacted]	[redacted]	[redacted]	10%	0%
Equity Index Trust	[redacted]	[redacted]	[redacted]	[redacted]	10%	0%
Goldman Sachs Midcap Val, Inst	$0.00	[redacted]	[redacted]	[redacted]	5%	0%
T. Rowe Price Blue Chip Growth	[redacted]	-[redacted]	[redacted]	$0.00	0%	0%
T. Rowe Price Spectrum Growth	[redacted]	[redacted]	[redacted]	[redacted]	15%	0%
Vanguard Strategic Equity	$0.00	[redacted]	[redacted]	[redacted]	5%	0%
WM Blair Small Cap Growth CL I	$0.00	[redacted]	[redacted]	[redacted]	5%	0%
Bonds						
Fidelity Adv Strategic Income	[redacted]	-[redacted]	[redacted]	[redacted]	0%	33%
Money Market/Stable Value						
TRP Stable Value Fund Sch E	[redacted]	-[redacted]	[redacted]	[redacted]	0%	34%
Company Stock						
Allegheny Energy Company Stock	[illegible]	[illegible]	[illegible]	[illegible]	0%	33%
Ending Balance	[redacted]	[redacted]	[redacted]	[redacted]	100%	100%

Allegheny Energy Company Stock
average cost : $24.56 cost basis : $11,752.06
At the point of distribution, there is no tax implication of cost basis for investments other than company stock held in a retirement account.

Money In/ Money Out is the net total of all contributions, payments, other credits, withdrawals, other debits, and transfers made to and from your investment(s). Future Allocation percentages show how new money will be allocated to your account as of April 10, 2007.

To help achieve long-term retirement security, you should give careful consideration to the benefits of a well-balanced and diversified investment portfolio. Spreading your assets among different types of investments can help you achieve a favorable rate of return, while minimizing your overall risk of losing money. This is because market or other economic conditions that cause one category of assets, or one particular security, to perform very well often cause another asset category, or another particular security, to perform poorly. If you invest more than 20% of your retirement savings in any one company or industry, your savings may not be properly diversified. Although diversification is not a guarantee against loss, it is an effective strategy to help you manage investment risk. In deciding how to invest your retirement savings, you should take into account all of your assets, including any retirement savings outside of the Plan. No single approach is right for everyone because, among other factors, individuals have different financial goals, different time horizons for meeting their goals, and different tolerances for risk. It is also important to periodically review your investment portfolio, your investment objectives, and the investment options under the Plan to help ensure that your retirement savings will meet your retirement goals. For more information on individual investing and diversification, visit the Department of Labor website: http://www.dol.gov/ebsa/investing.html.

**Your Account Return represents an estimate of your portfolio return based on available account data using the time-weighted daily valuation calculation widely used by financial analysts. The return reflects the results of your investment selections as well as account activity. All returns over one year are annualized. Other return formulas may yield different results. For the purpose of this calculation your Inception Date will reflect the later of 01/01/1998 or the day you started investing in the plan at T. Rowe Price. Past performance is no guarantee of future results*

T.RowePrice
INVEST WITH CONFIDENCE

James S Premoshis Retirement Account Summary

April 1, 2007 to June 30, 2007

ABOUT YOUR RETIREMENT PLAN

Introducing another way to contribute to your plan-Roth contributions. Your employer has added Roth contributions to your retirement plan. Unlike traditional before-tax contributions, which give you a tax break today because they are deducted from your pay before taxes are taken out, Roth contributions are made with after-tax dollars, or money you have already paid taxes on. However, when you take a qualified distribution-generally in retirement-the balance of your Roth contributions and any associated earnings are tax-free which can mean more spendable income in retirement compared to making before-tax contributions. For more information or help in deciding if Roth contributions are appropriate for you, visit rps.troweprice.com or call 1-800-922-9945.

INVESTMENT ACTIVITY

Investment	Beginning Balance	Money In/ Money Out	Gain/Loss	Ending Balance	Future Allocation Pre-tax	Future Allocation After-tax
Stocks						
Allianz NFJ Dividend Value	[redacted]	-[redacted]	[redacted]	[redacted]	25%	0%
Boston Co Intl Core Equity	[redacted]	-[redacted]	[redacted]	[redacted]	25%	0%
Boston Co Small Cap Value	[redacted]	-[redacted]	[redacted]	[redacted]	10%	0%
Equity Index Trust	[redacted]	-[redacted]	[redacted]	[redacted]	10%	0%
Goldman Sachs Midcap Val, Inst	[redacted]	-[redacted]	[redacted]	[redacted]	5%	0%
T. Rowe Price Spectrum Growth	[redacted]	[redacted]	[redacted]	[redacted]	15%	0%
Vanguard Strategic Equity	[redacted]	-[redacted]	[redacted]	[redacted]	5%	0%
WM Blair Small Cap Growth CL I	[redacted]	-[redacted]	[redacted]	[redacted]	5%	0%
Bonds						
Fidelity Adv Strategic Income	[redacted]	[redacted]	[redacted]	[redacted]	0%	33%
Money Market/Stable Value						
TRP Stable Value Fund Sch E	[redacted]	[redacted]	[redacted]	[redacted]	0%	34%
Company Stock						
~~Allegheny Energy Company Stock~~	[illegible]	[illegible]	[illegible]	[illegible]	0%	33%
Ending Balance	[redacted]	-[redacted]	[redacted]	[redacted]	100%	100%
Outstanding Loan Balance				[redacted]		
Total Account Value				[redacted]		

Allegheny Energy Company Stock
average cost : $24.79 cost basis : $11,968.51

At the point of distribution, there is no tax implication of cost basis for investments other then company stock held in a retirement account.

Money In/ Money Out is the net total of all contributions, payments, other credits, withdrawals, other debits, and transfers made to and from your investment(s). Future Allocation percentages show how new money will be allocated to your account as of July 18, 2007.

To help achieve long-term retirement security, you should give careful consideration to the benefits of a well-balanced and diversified investment portfolio. Spreading your assets among different types of investments can help you achieve a favorable rate of return, while minimizing your overall risk of losing money. This is because market or other economic conditions that cause one category of assets, or one particular security, to perform very well often cause another asset category, or another particular security, to perform poorly. If you invest more than 20% of your retirement savings in any one company or industry, your savings may not be properly diversified. Although diversification is not a guarantee against loss, it is an effective strategy to help you manage investment risk. In deciding how to invest your retirement savings, you should take into account all of your assets, including any retirement savings outside of the Plan. No single approach is right for everyone because, among other factors, individuals have different financial goals, different time horizons for meeting their goals, and different tolerances for risk. It is also important to periodically review your investment portfolio, your investment objectives, and the investment options under the Plan to help ensure that your retirement savings will meet your retirement goals. For more information on individual investing and diversification, visit the Department of Labor website: http://www.dol.gov/ebsa/investing.html.

**Your Account Return represents an estimate of your portfolio return based on available account data using the time-weighted daily valuation calculation widely used by financial analysts. The return reflects the results of your investment selections as well as account activity. All returns over one year are annualized. Other return formulas may yield different results. For the purpose of this calculation your Inception Date will reflect the later of 01/01/1996 or the day you started investing in the plan at T. Rowe Price. Past performance is no guarantee of future results*

T.RowePrice
INVEST WITH CONFIDENCE

James S Premoshis Retirement Account Summary

October 1, 2006 to December 29, 2006

ABOUT YOUR RETIREMENT PLAN

Introducing Quarterly Account Statement and Web Site Enhancements!
Your new, simplified account statement provides a quick snapshot of your retirement account and easy-to-understand analysis of this information. You can also customize your statement with additional account details by calling or going online. The myRetirementPlan Web site has also been updated with a new design that brings the most popular site features and more of your account detail to the homepage. Here you will find additional account analysis along with powerful planning tools and calculators. Log on to rps.troweprice.com today to check it out.

INVESTMENT ACTIVITY

Investment	Beginning Balance	Money In/ Money Out	Gain/Loss	Ending Balance	Future Allocation Pre-tax	Future Allocation After-tax
Stocks						
Allianz NFJ Dividend Value	[redacted]	$0.00	[redacted]	[redacted]	0%	0%
Boston Co Intl Core Equity	[redacted]	$0.00	[redacted]	[redacted]	0%	0%
Boston Co Small Cap Value	[redacted]	[redacted]	[redacted]	[redacted]	0%	0%
Equity Index Trust	[redacted]	[redacted]	[redacted]	[redacted]	0%	0%
T. Rowe Price Blue Chip Growth	[redacted]	$0.00	[redacted]	[redacted]	0%	0%
T. Rowe Price Spectrum Growth	[redacted]	$0.00	[redacted]	[redacted]	0%	0%
Bonds						
Fidelity Adv Strategic Income	[redacted]	[redacted]	[redacted]	[redacted]	33%	33%
Money Market/Stable Value						
TRP Stable Value Fund Sch E	[redacted]	[redacted]	[redacted]	[redacted]	34%	34%
Company Stock						
Allegheny Energy Company Stock	$24,862.89	[illegible]	[illegible]	$23,447.80	33%	33%
Ending Balance	[redacted]	[redacted]	[redacted]	[redacted]	100%	100%

Allegheny Energy Company Stock
average cost : $23.88 cost basis : $11,209.60
At the point of distribution, there is no tax implication of cost basis for investments other than company stock held in a retirement account.

Money In/ Money Out is the net total of all contributions, payments, other credits, withdrawals, other debits, and transfers made to and from your investment(s). Future Allocation percentages show how new money will be allocated to your account as of January 24, 2007.

Your Account Return represents an estimate of your portfolio return based on available account data using the time-weighted daily valuation calculation widely used by financial analysts. The return reflects the results of your investment selections as well as account activity. Other return formulas may yield different results. Calculation of your account return is based on activity since 01/01/1996. For the purpose of this calculation your Inception Date will reflect the later of 01/01/1996 or the day you started investing in the plan at T. Rowe Price. Past performance is no guarantee of future results. T. Rowe Price Investment Services, Inc., distributor, T. Rowe Price mutual funds. Please review your statement and report any errors to T. Rowe Price within 60 days.

T.RowePrice
INVEST WITH CONFIDENCE

James S Premoshis Retirement Account Summary

July 1, 2007 to September 30, 2007

ABOUT YOUR RETIREMENT PLAN

Introducing another way to contribute to your plan-Roth contributions. Your employer has added Roth contributions to your retirement plan. Unlike traditional before-tax contributions, which give you a tax break today because they are deducted from your pay before taxes are taken out, Roth contributions are made with after-tax dollars, or money you have already paid taxes on. However, when you take a qualified distribution-generally in retirement-the balance of your Roth contributions and any associated earnings are tax-free which can mean more spendable income in retirement compared to making before-tax contributions. For more information or help in deciding if Roth contributions are appropriate for you, visit rps.troweprice.com or call 1-800-922-9945.

INVESTMENT ACTIVITY

Investment	Beginning Balance	Money In/ Money Out	Gain/Loss	Ending Balance	Future Allocation Pre-tax	Future Allocation After-tax
Stocks						
Allianz NFJ Dividend Value	[redacted]	[redacted]	-[redacted]	[redacted]	25%	0%
Boston Co Intl Core Equity	[redacted]	[redacted]	-[redacted]	[redacted]	25%	0%
Boston Co Small Cap Value	[redacted]	[redacted]	-$[redacted]	[redacted]	10%	0%
Equity Index Trust	[redacted]	[redacted]	[redacted]	[redacted]	0%	0%
Goldman Sachs Midcap Val, Inst	[redacted]	[redacted]	-[redacted]	[redacted]	5%	0%
T. Rowe Price Spectrum Growth	[redacted]	[redacted]	[redacted]	[redacted]	15%	0%
TRP Equity Index Trust Class C	$0.00	[redacted]	$0.00	$0.00	10%	0%
Vanguard Strategic Equity	[redacted]	[redacted]	-[redacted]	[redacted]	5%	0%
WM Blair Small Cap Growth CL I	[redacted]	[redacted]	-[redacted]	[redacted]	5%	0%
Bonds						
Fidelity Adv Strategic Income	[redacted]	[redacted]	[redacted]	[redacted]	0%	33%
Money Market/Stable Value						
TRP Stable Value Fund Sch B	$0.00	$0.00	$0.00	$0.00	0%	34%
TRP Stable Value Fund Sch E	[redacted]	[redacted]	[redacted]	[redacted]	0%	0%
Company Stock						
Allegheny Energy Company Stock	[illegible]	[illegible]	[illegible]	[illegible]	0%	33%
Ending Balance	[redacted]	[redacted]	-[redacted]	[redacted]	100%	100%
Outstanding Loan Balance				[redacted]		
Total Account Value				[redacted]		

Allegheny Energy Company Stock
average cost : $24.95 cost basis : $12,120.94

At the point of distribution, there is no tax implication of cost basis for investments other than company stock held in a retirement account.

Money In/ Money Out is the net total of all contributions, payments, other credits, withdrawals, other debits, and transfers made to and from your investment(s). Future Allocation percentages show how new money will be allocated to your account as of October 16, 2007.

To help achieve long-term retirement security, you should give careful consideration to the benefits of a well-balanced and diversified investment portfolio. Spreading your assets among different types of investments can help you achieve a favorable rate of return, while minimizing your overall risk of losing money. This is because market or other economic conditions that cause one category of assets, or one particular security, to perform very well often cause another asset category, or another particular security, to perform poorly. If you invest more than 20% of your retirement savings in any one company or industry, your savings may not be properly diversified. Although diversification is not a guarantee against loss, it is an effective strategy to help you manage investment risk. In deciding how to invest your retirement savings, you should take into account all of your assets, including any retirement savings outside of the Plan. No single approach is right for everyone because, among other factors, individuals have different financial goals, different time horizons for meeting their goals, and different tolerances for risk. It is also important to periodically review your investment portfolio, your investment objectives, and the investment options under the Plan to help ensure that your retirement savings will meet your retirement goals. For more information on individual investing and diversification, visit the Department of Labor website: http://www.dol.gov/ebsa/investing.html.

T.RowePrice
INVEST WITH CONFIDENCE

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

December 31, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Allegheny Energy, Inc. (AYE)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Performance Based Stock Options
James Premoshis

Ladies and Gentlemen:

The company December 21, 2007 no action request is at least materially incomplete. There is no exhibit of the company's complete policies with the one particular policy of inertest here highlighted. There are no minutes from the meeting in which the policy was purportedly adopted. Additionally the company provided no evidence of shareholders being informed of such purported policy. The purported policy thus lacks credibility.

Additionally the purported policy is too vague to be of any value to shareholders and could thus have a high potential of being absolutely moot. The policy is not explicit in providing the specific percentage "of future equity compensation" that will be "performance based." Lacking a specific percentage, shareholders would have no means to determine whether the company is following its policy in the future.

Without a specific percentage the directors have the liberty to change the percentage from year-to-year without informing shareholders as long as they come up with some argument in their minds that the unspecified percentage is still a "significant portion."

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Daniel Dunlap <ddunlap@alleghenyenergy.com>

James Premoshis

Allegheny Energy, Inc.

Daniel M. Dunlap, Senior Attorney and Assistant Secretary
Direct Dial: (724) 838-6188
Fax: (724) 838-6177
Email: ddunlap@alleghenyenergy.com

800 Cabin Hill Drive
Greensburg, PA 15601

February 8, 2008

VIA FEDERAL EXPRESS
PRIORITY OVERNIGHT SERIVCE

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Allegheny Energy, Inc. - Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

This letter is in response to the electronic mail message received electronically on January 1, 2008 from Mr. John Chevedden (e-mail address olmsted7p@earthlink.net) and sent to "CFLETTERS@SEC.GOV" (the "Chevedden E-mail"), with a copy to me. I am attaching a copy of the Chevedden E-mail as Exhibit A to this letter. In accordance with Rule 14a-8(j), a copy of this letter is being sent simultaneously to James S. Premoshis (the "Proponent"), and, at the Proponent's request, to Mr. Chevedden.

I refer to my letter dated December 21, 2007 (Exhibit B) (the "December 21 Letter") pursuant to which Allegheny Energy, Inc. (the "Company") requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that the stockholder proposal and supporting statement (the "Proposal") submitted by the Proponent may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2008 annual meeting of stockholders (the "2008 Meeting"). For the reasons set forth below and in the December 21 Letter, the Company intends to exclude the Proposal pursuant to Rule 14a-8(i)(10) because it has been substantially implemented. Therefore, the Company respectfully requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal. The Company intends to file its definitive proxy materials for its 2008 Meeting on or about March 20, 2008.

The Company does not wish to belabor the points made in its December 21 Letter regarding the Proposal. Although we must correct a number of misleading statements contained within the Chevedden E-mails, we have not attempted to refute all of the inaccuracies in the Chevedden E-mails.

The Proposal

The Proposal requests that the Company's Board of Directors (the "Board") adopt a policy that a significant portion of future stock option grants to senior executives be performance-based and that the related performance criteria be disclosed to the Company's stockholders.

Discussion

The Proposal may be excluded under Rule 14a-8(i)(10) because it has been substantially implemented.

On October 4, 2007, the Company's Board adopted the following policy, effective January 1, 2008, relating to performance-based equity compensation (the "Policy"):

> *"A significant portion, in the aggregate, of future equity compensation granted to the Company's executive officers pursuant to the Company's long-term incentive program design shall be "performance-based." The vesting of such performance-based equity awards shall depend on the satisfaction of pre-established performance criteria approved by the Board or Compensation Committee, as applicable, and such criteria shall be disclosed to the Company's stockholders.*
>
> *For purposes of this policy, performance-based equity awards shall include one or more of the following types of grants:*
>
> - *Indexed stock options;*
> - *Premium-priced stock options;*
> - *Other long-term incentive compensation that is performance-based, such as performance shares, performance units, performance-vesting options or performance-vesting restricted stock."*

The Policy adopted by the Board has appropriately addressed the concerns underlying the Proposal by requiring that a significant portion of equity compensation granted to the Company's executive officers be "performance-based," as contemplated by the Proposal, and by requiring the performance criteria to be disclosed to stockholders. Accordingly, the Company has "substantially implemented" the Proposal.

The Chevedden E-mail attempts to obscure the central issue – that the Proposal has already been substantially implemented under Rule 14a-8(i)(10). Nothing set forth in the Chevedden E-mail affects the applicability of Rule 14a-8(i)(10). Although the Company appreciates the Proponent's and Mr. Chevedden's attempt to salvage the Proposal by recasting the concerns raised by the Proposal, the following will respond to certain allegations in the Chevedden E-mail.

The assertions in the Chevedden E-mail that the Company's Policy "lacks credibility" are entirely baseless. Nonetheless, in view of the assertions in the Chevedden E-mail, we advise you that:

- As we clearly stated in the December 21 Letter, the Policy provided above is the entire policy adopted by the Board relating to performance-based equity compensation policy.

- To reconfirm the facts set forth in the December 21 Letter, attached as Exhibit C is the applicable certified resolution from the Company's October 4, 2007 Board meeting. The Policy language shown in Exhibit C is identical to that contained in the December 21 Letter and the Policy above.

- Contrary to the demand in the Chevedden E-mail, the Proposal does not request that the Company's stockholders be informed of the Policy. However, the Company currently anticipates disclosing the Policy in its 2008 definitive Proxy Statement that it intends to file with the Commission on or about March 20, 2008.

The Chevedden E-mail also alleges that the Policy is vague because it does not require that a specific percentage of future equity compensation granted to the Company's executive officers be performance-based. Importantly, however, the Proponent's own Proposal does not specify a specific percentage. The Proposal requires that a "significant portion" of future equity grants shall be performance-based; accordingly, the Policy is consistent with the Proposal. If the Proponent wanted to preclude the Company from using the phrase "significant portion" in its Policy, he should have drafted the Proposal differently and without such language.

The Staff does not require companies to implement every detail of a proposal to warrant exclusion under Rule 14a-8(i)(10). *See* SEC Release No. 34-20091 (August 16, 1983). Rather, a company need only have appropriately addressed the concerns underlying such a proposal. In this regard, it is not necessary that the actions called for by a proposal be "fully effected" in order for the proposal to be excluded under Rule 14a-8(i)(10). *See* Exchange Act Release No. 34-19135 (October 14, 1982). All that is required is that the requested action has been "substantially implemented" by a company. Accordingly, the Company's adoption of the Policy substantially implemented the Proposal.

A more detailed discussion on why the Proposal may be omitted from the Proxy Materials to be distributed by the Company in connection with its 2008 Meeting is set forth in the December 21 Letter.

Conclusion

For the reasons set forth above and in the December 21 Letter, the Company requests that the Staff concur with the Company's view that the Proposal may properly be omitted from the Proxy Materials for the 2008 Meeting.

Additionally, Mr. Chevedden requested that he have the "last opportunity to submit material" with respect to the Proposal. We will not respond to any further communications from Mr. Chevedden unless he raises a new substantive issue or argument.

If the Staff has any questions or comments regarding the foregoing, please contact me at 724-838-6188.

Sincerely,

Daniel M. Dunlap
Senior Attorney and Assistant Secretary

Enclosures

c: John Chevedden
James S. Premoshis

Dunlap, Daniel M. (Legal Services)

From: olmsted [olmsted7p@earthlink.net]
Sent: Tuesday, January 01, 2008 12:57 AM
To: CFLETTERS@SEC.GOV
Cc: Dunlap, Daniel M. (Legal Services)
Subject: # 1 Allegheny Energy, Inc. (AYE) Rule 14a-8 Proposal: Performance Based Stock Options

Attachments: AYE=PBSO.doc

AYE=PBSO.doc
(27 KB)

Please see the attachment.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 31, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Allegheny Energy, Inc. (AYE)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Performance Based Stock Options
James Premoshis

Ladies and Gentlemen:

The company December 21, 2007 no action request is at least materially incomplete. There is no exhibit of the company's complete policies with the one particular policy of inertest here highlighted. There are no minutes from the meeting in which the policy was purportedly adopted. Additionally the company provided no evidence of shareholders being informed of such purported policy. The purported policy thus lacks credibility.

Additionally the purported policy is too vague to be of any value to shareholders and could thus have a high potential of being absolutely moot. The policy is not explicit in providing the specific percentage "of future equity compensation" that will be "performance based." Lacking a specific percentage, shareholders would have no means to determine whether the company is following its policy in the future.

Without a specific percentage the directors have the liberty to change the percentage from year-to-year without informing shareholders as long as they come up with some argument in their minds that the unspecified percentage is still a "significant portion."

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Daniel Dunlap <ddunlap@alleghenyenergy.com>

James Premoshis

Allegheny Energy, Inc.

DANIEL M. DUNLAP
Senior Attorney and Assistant Secretary

800 Cabin Hill Drive
Greensburg, PA 15601
(724) 838-6188 FAX : (724) 838-6177
ddunlap@alleghenyenergy.com

December 21, 2007

VIA FEDERAL EXPRESS
PRIORITY OVERNIGHT SERIVCE

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Allegheny Energy, Inc. - Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of Allegheny Energy, Inc., a Maryland corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), I am writing to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal (the "Proposal") and the statement in support thereof (the "Supporting Statement") submitted by James S. Premoshis (the "Proponent"), received on November 17, 2007, may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2008 annual meeting of stockholders (the "2008 Meeting"). For the reasons set forth below, the Company intends to exclude the Proposal pursuant to Rule 14a-8(i)(10) because it has been substantially implemented. Therefore, the Company respectfully requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal.

Pursuant to Rule 14a-8(j) under the Exchange Act, I am enclosing six copies of the following:

A. This letter;

B. The Proposal and the Supporting Statement submitted by the Proponent, attached hereto as Exhibit A; and

C. One additional copy of this letter along with a self-addressed return envelope for purposes of returning a file-stamped receipt copy of this letter to the undersigned.

In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent and, at the Proponent's request, to Mr. John Chevedden.

The Proposal

The resolution portion of the Proposal, attached hereto as Exhibit A, reads as follows:

> "Resolved, That the shareholders of Allegheny Energy request that the Compensation Committee of the Board of Directors adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based and the performance criteria adopted by the Board be disclosed to shareowners."

In addition, the Supporting Statement reads, in part:

> "'Performance-based' equity compensation is defined here as:
>
> (a) Indexed stock options, the exercise price of which is linked to an industry index;
> (b) Premium-priced stock options, the exercise price of which is substantially above the market price on the grant date; or
> (c) Performance-vesting options or restricted stock, which vest only when the market price of the stock exceeds a specific target for a substantial period."

Discussion

The Proposal may be excluded under Rule 14a-8(i)(10) because it has been substantially implemented.

The Proposal requests that the Company's Board of Directors adopt a policy that a significant portion of future stock option grants to senior executives be performance-based and that the related performance criteria be disclosed to the Company's stockholders.

On October 4, 2007, the Company's Management Compensation and Development Committee (the "Compensation Committee"), pursuant to its charter, recommended to the Company's Board of Directors (the "Board") that it adopt a policy relating to performance-based equity compensation. Based on this recommendation, the Board adopted the following policy, effective January 1, 2008 (the "Policy"):

> *"A significant portion, in the aggregate, of future equity compensation granted to the Company's executive officers pursuant to the Company's long-term incentive program design shall be "performance-based." The vesting of such performance-based equity awards shall depend on the satisfaction of pre-established performance criteria approved by the Board or Compensation Committee, as applicable, and such criteria shall be disclosed to the Company's stockholders.*
>
> *For purposes of this policy, performance-based equity awards shall include one or more of the following types of grants:*

- *Indexed stock options;*
- *Premium-priced stock options;*
- *Other long-term incentive compensation that is performance-based, such as performance shares, performance units, performance-vesting options or performance-vesting restricted stock."*

The Board adopted the Policy in response to a shareholder proposal that the Proponent submitted in connection with the Company's 2007 annual meeting of stockholders (the "Prior Proposal"). The Prior Proposal contained the identical resolution and, other than one minor word change, the identical Supporting Statement text set forth above. Because language from the Proposal was incorporated into the Policy and the Company was confident that the Board's actions satisfied the Proponent's concerns, the Company sent a letter to the Proponent and Mr. John Chevedden on October 19, 2007, informing them that the Board had adopted the Policy, a copy of which is attached hereto as Exhibit B. Subsequently, the Proponent submitted the Proposal that, as further described above, contains the identical text as the Prior Proposal. The Policy adopted by the Board has appropriately addressed the concerns underlying the Proposal by requiring a significant portion of equity compensation granted to the Company's executive officers to be "performance-based," as contemplated by the Proposal, and by requiring the performance criteria to be disclosed to stockholders.

Rule 14a-8(i)(10) permits exclusion of a stockholder proposal "if the company has already substantially implemented the proposal." According to the Commission, this provision "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *See* SEC Release No. 34-12598 (July 7, 1976). Furthermore, a 1998 Release notes that this paragraph merely reflects the interpretation adopted in SEC Release No. 20091 (August 16, 1983) under former Rule 14a-8(c)(10). Pursuant to the 1983 interpretation, the Staff has stated "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). Consequently, a stockholder proposal does not have to be implemented exactly as proposed; it merely needs to be "substantially implemented." When a company can demonstrate that it already has taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot.

The Staff does not require companies to implement every detail of a proposal to warrant exclusion under Rule 14a-8(i)(10). *See* SEC Release No. 34-20091 (August 16, 1983). Rather, a company need only have appropriately addressed the concerns underlying such a proposal. *See e.g.*, *Masco Corp.* (March 29, 1999) (finding a proposal for adopting certain qualifications for outside directors to be moot when the company had already substantially addressed this issue). *See also*, *Texaco, Inc.* (March 28, 1991) (company's environmental policies and practices rendered the proposal moot despite some differences between the company's policies and practices and the specific request of the proposal).

For these reasons and consistent with the Staff's prior interpretations, the Company believes that the Proposal may be omitted from the Proxy Materials for the 2008 Meeting. Accordingly, the Company respectfully submits that the Proposal may be properly excluded pursuant to Rule 14a-8(i)(10).

Conclusion

For the reasons set forth above, the Company requests that the Staff concur with the Company's view that the Proposal may properly be omitted from the Proxy Materials for the 2008 Meeting.

Please acknowledge receipt of this letter and its attachment by date-stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

If the Staff has any questions or comments regarding the foregoing, please contact me at 724-838-6188.

Sincerely,

Daniel M. Dunlap
Senior Attorney and Assistant Secretary

Enclosures

c: James S. Premoshis
John Chevedden

Exhibit A

[Rule 14a-8 Proposal, November 17, 2007]
3 – Performance Based Stock Options

Resolved, That the shareholders of Allegheny Energy request that the Compensation Committee of the Board of Directors adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based and the performance criteria adopted by the Board be disclosed to shareowners.

"Performance-based" equity compensation is defined here as:
(a) Indexed stock options, the exercise price of which is linked to an industry index;
(b) Premium-priced stock options, the exercise price of which is substantially above the market price on the grant date; or
(c) Performance-vesting options or restricted stock, which vest only when the market price of the stock exceeds a specific target for a substantial period.

This is not intended to unlawfully interfere with existing employment contracts. However, if there is a conflict with any existing employment contract, our Compensation Committee is urged for the good of our company to negotiate revised contracts that are consistent with this proposal.

James Premoshis, 1184 3rd Street, Fayette City, PA 15438 sponsors this proposal.

Many leading investors criticize standard options as inappropriately rewarding mediocre performance. Warren Buffett has characterized standard stock options as "a royalty on the passage of time" and has spoken in favor of indexed options.

In contrast, peer-indexed options reward executives for outperforming their direct competitors and discourage re-pricing. Premium-priced options reward executives who enhance overall shareholder value. Performance-vesting equity grants tie compensation more closely to key measures of shareholder value, such as share appreciation and net operating income, thereby encouraging our executives to set and meet performance targets.

This proposal topic won our 51%-support at our 2006 annual meeting – exceeding our 46%-support in 2006. "Boards should take actions recommended in shareowner proposals that receive a majority of votes cast for and against," according to The Council of Institutional Investors.

As a long-term shareholder, I support pay policies for senior executives that provide challenging performance objectives to motivate executives to achieve long-term shareowner value. A greater reliance on performance-based equity grants is particularly warranted at Allegheny Energy given the critique by The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm. The Corporate Library said Allegheny Energy executive pay is a concern for shareholders because CEO Paul Evanson's total actual compensation was $18 million in 2006 – more than 20% greater than the corresponding median at similarly sized firms.

Meanwhile, Mr. Evanson's other compensation was high at $257,000 and was mostly for personal use of aircraft. This and Mr. Evanson's earlier $6 million cash Golden Hello (unrelated to performance), $1.5 million in stock options and over 2 million stock units raises concerns over the alignment of executive interests with shareholder interests and the connection between company performance and executive pay.

Performance Based Stock Options
Yes on 3

DANIEL M. DUNLAP
Senior Attorney and Assistant Secretary

Allegheny Energy
800 Cabin Hill Drive
Greensburg, PA 15601
(724) 838-6188 FAX: (724) 838-6177
ddunlap@alleghenyenergy.com

October 19, 2007

VIA FEDERAL EXPRESS
PRIORITY OVERNIGHT SERIVCE

Mr. James S. Premoshis
1184 3rd Street
Fayette City, PA 15438

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Re: 2007 Stockholder Proposal Regarding – Performance-Based Compensation

Dear Mr. Premoshis and Mr. Chevedden:

In connection with your 2007 stockholder proposal that was included in Allegheny Energy, Inc.'s most recent proxy statement, I am writing to inform you that, on October 4, 2007, your Company's Compensation Committee recommended to your Board of Directors that it adopt a policy relating to performance-based compensation. Based on this recommendation, your Board adopted a policy, effective January 1, 2008, that a significant portion of future equity compensation granted to the Company's executive officers shall be performance-based and the performance criteria shall be disclosed to the Company's stockholders. Enclosed as Exhibit A is a copy of the entire policy.

We appreciate your interest in our Company. If you have any questions, please feel free to call me at 724-838-6188.

Sincerely,

Daniel M. Dunlap

Enclosure

Exhibit A

A significant portion, in the aggregate, of future equity compensation granted to the Company's executive officers pursuant to the Company's long-term incentive program design shall be "performance-based." The vesting of such performance-based equity awards shall depend on the satisfaction of pre-established performance criteria approved by the Board or Compensation Committee, as applicable, and such criteria shall be disclosed to the Company's stockholders.

For purposes of this policy, performance-based equity awards shall include one or more of the following types of grants:

- Indexed stock options;
- Premium-priced stock options;
- Other long-term incentive compensation that is performance-based, such as performance shares, performance units, performance-vesting options or performance-vesting restricted stock.

Exhibit C

I, Daniel M. Dunlap, Assistant Secretary of ALLEGHENY ENERGY, INC., a Maryland corporation, DO HEREBY CERTIFY that the following is a true and correct copy of certain resolutions duly adopted by the Board of Directors of said Company at a Board meeting held on October 4, 2007, at which a quorum was present and acting throughout:

> RESOLVED, that the Company's Board of Directors (the "Board") adopts the following policy as of January 1, 2008:
>
> > A significant portion, in the aggregate, of future equity compensation granted to the Company's executive officers pursuant to the Company's long-term incentive program design shall be "performance-based." The vesting of such performance-based equity awards shall depend on the satisfaction of pre-established performance criteria approved by the Board or Compensation Committee, as applicable, and such criteria shall be disclosed to the Company's stockholders.
> >
> > For purposes of this policy, performance-based equity awards shall include one or more of the following types of grants:
> >
> > - Indexed stock options;
> > - Premium-priced stock options;
> > - Other long-term incentive compensation that is performance-based, such as performance shares, performance units, performance-vesting options or performance-vesting restricted stock.

IN WITNESS WHEREOF, I have hereunto set my hand and the corporate seal of said Company this 8th day of February 2008.

(SEAL)

Assistant Secretary
Daniel M. Dunlap

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

February 11, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Allegheny Energy, Inc. (AYE)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Performance Based Stock Options
James Premoshis

Ladies and Gentlemen:

A key point implicitly made by the belated company Febraruay 8, 2008 supplement is that there are no precedents even suggested to rebut the points in the December 31, 2007 shareholder response. And the company had approximately 40-days to find purported precedents for its Febraruay 8, 2008 letter.

Additionally the February 8, 2008 supplement suggests that the policy the board purportedly adopted four months ago has been and continues to be a secret policy, except for those who might read its no action request. The company has provided absolutely no information on how shareholders might routinely know about this policy, such as publication on a company website. Additionally this apparent secret policy was not even mentioned in the company news release more than two months later (December 19, 2007) in which the company claims four purported corporate governance changes in an attempt to exclude other rule 14a-8 proposals.

The company December 21, 2007 no action request is still at least materially incomplete. There is no exhibit of the company's complete policies with the one particular policy of interest here highlighted. There are no minutes from the meeting in which the policy was purportedly adopted. Additionally the company provided no evidence of shareholders being informed of such purported policy. The purported policy thus lacks credibility.

Additionally the purported policy is too vague to be of any value to shareholders and could thus have a high potential of being absolutely moot. The policy is not explicit in providing the specific percentage "of future equity compensation" that will be "performance based." Lacking a specific percentage, shareholders would have no means to determine whether the company is following its policy in the future.

By non-disclosure of any percentage the company could secretly change its percentage from year to year with shareholders being completely in the dark (just like the shareholders are now in the dark for at least four months on this purported policy adoption). The company implicitly argues that the proponent should be penalized for giving the company latitude in adopting a rule 14a-8 proposal, which the company has purported adopted in an inert manner. The company provides no precedents to support its position on its "too vague to be of any value" response to this rule 14a-8 proposal.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is **again requested** that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons, and the December 31, 2007 reasons is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Daniel Dunlap <ddunlap@alleghenyenergy.com>

James Premoshis

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 20, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Allegheny Energy, Inc.
Incoming letter dated December 21, 2007

The proposal requests that the compensation committee of the board of directors adopt a policy that a significant portion of future stock option grants to senior executives be performance-based.

There appears to be some basis for your view that Allegheny Energy may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Allegheny Energy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

William A. Hines
Special Counsel

END